EXHIBIT 99.1

mCloud Announces Voting Results of Annual and Special Meeting

CALGARY, AB, Dec. 30, 2022 /CNW/ - mCloud Technologies Corp. (Nasdaq: MCLD) (TSXV: MCLD), ("mCloud" or the "Company"), a provider of cloud technology solutions optimizing the performance, reliability, and sustainability of energy-intensive assets today announced that the nominees listed in the Management Information Circular dated December 2, 2022, were elected as directors of mCloud, to hold office until the close of the next Annual General Meeting of the Corporation or until their successors are appointed.

Shareholders also adopted all other resolutions submitted for their approval, including the appointment of KPMG LLP as the auditors of the Company to hold office until the close of the next Annual General Meeting of the Company and approval of the amended and restated equity incentive plan.

The complete voting results for each item of business are as follows:

Election of Directors

Name of Nominee	Votes in Favour	Withheld	% of Votes in Favour
Russel H. McMeekin	1,838,333	281,579	86.72%
Michael Allman	1,856,267	263,645	87.56%
Costantino Lanza	1,861,333	258,579	87.80%
Elizabeth MacLean	1,868,602	251,310	88.15%
Ian Russell	1,838,337	281,575	86.72%
Dina Alnahdy	1,908,275	211,637	90.02%

Appointment of Auditors

Votes in Favour	Withheld	% of Votes in Favour
5,421,819	246,003	95.66%

Approval of the Amended and Restated Equity Incentive Plan

For	Against	% of Votes in Favour
1,778,410	341,402	83.89%

About mCloud Technologies Corp.

mCloud is unlocking the untapped potential of energy-intensive assets with cloud-based solutions that curb energy waste, maximize energy production, eliminate harmful emissions, and get the most out of critical energy infrastructure. Through mCloud's portfolio of AssetCare™ solutions, mCloud enables asset owners and operators in energy- and asset-intensive industries such as oil and gas, wind, and commercial facilities to use cloud-based digital twins, AI, and analytics to optimize asset performance, reliability, and sustainability. mCloud has a worldwide presence with offices in North America, Europe, the Middle East, and Asia-Pacific.  mCloud's common shares trade in the United States on Nasdaq and in Canada on the TSX Venture Exchange under the symbol MCLD. Visit mcloudcorp.com to learn more.

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SOURCE mCloud Technologies Corp.

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%CIK: 0001756499

For further information: Wayne Andrews, RCA Financial Partners Inc., T: 727-268-0113, ir@mcloudcorp.com; Barry Po, Chief Marketing Officer, mCloud Technologies Corp., T: 866-420-1781

CO: mCloud Technologies Corp.

CNW 07:00e 30-DEC-22